SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER, 27 2010.

1. DATE, TIME AND PLACE: December 27, 2010, at 5:00pm, at Av. Roque Petroni Júnior, 1464, 6º andar, lado B, city of São Paulo, state of São Paulo.

2.   CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3.   ATTENDANCE: The meeting was installed with the attendance of the members of the Board of Directors that sign these minutes, stating that the participation of Eduardo Fernando Caride, Emilio Gayo Rodriguez and Ignacio Cuesta Martin Gil was through audioconference, as allowed by § 2nd of article 15 of the By-laws, in compliance with the quorum set forth in the By-laws.

4.  AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, President of the Board of Directors, clarified that the purpose of this meeting was to discuss and resolve about the proposal of a corporate restructuring related to the merger of shares of the Company into Telecomunicações de São Paulo S.A. – Telesp  ("Telesp"), aiming the unification of the shareholders’ position of the companies (“Corporate Restructuring”).

Mr. President also clarified that the unification of the shareholders’ position will simplify the current organizational of the involved companies, once both companies are publicly-held companies and with American Depositary Receipts (“ADRs”) traded abroad and that this unification will allow their respective shareholders to participate in one company with shares traded in Brazilian and foreign stock exchanges, with greater liquidity. Besides that, it is expected that the Corporate Restructuring will generate synergies, since it will provide rationalization of the costs structure of the companies and will facilitate the integration of businesses.

Moreover, he suggested that the recommendations provided in the Guiding Opinion 35/08, issued by CVM (“Parecer de Orientação CVM nº 35/08”) be followed, with which all members agreed, in order to contribute to defend the interests of the Company and to attend that the transaction observe the mutual conditions for its shareholders. Therefore, they started o discuss the constitution of an independent special committee (“Special Committee”) of the Company that shall negotiate the exchange ratio of shares of the Company for shares of Telesp and give their opinion to the other conditions of the Corporate Restructuring that may be discussed submitting, at the end, their recommendations to the Board of Directors.

It was also mentioned that, as a preparatory step in order to facilitate the transaction for the Corporate Restructuring, it is proposed the merger of the holdings TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil S.A. (jointly the, “Holdings BR”), that currently hold directly the shares of the Company, considering that such step shall happen immediately prior to the merger of shares in discussion and that shall be done in a way that the current participation of the other shareholders in the Company, and that the numbers and composition per class of share of the Company are not changed.

Subsequently, the President clarified that although it is knowing that the common shares of the Company are being subject to a public tender offer launched by SP Telecomunicações Participações Ltda. (controlled by Telefónica, S.A.) which is already under analysis with the Brazilian Exchange Commission, the Corporate Restructuring involving the Company, is a parallel process in a preliminary stage of studies, constitution of the Special Committee and retention of external legal and financial advisors. He has also reminded that the Corporate Restructuring will be firstly submitted to the Agência Nacional de Telecomunicações - ANATEL (“Anatel”).

After all clarifications were made, the members of the Board of Directors, by unanimous votes of all members attending the meeting, have resolved:

(i)         to approve the start of the process of the aimed Corporate Restructuring, which final terms and conditions shall be analyzed by the Board of Directors ad referendum of the general shareholders’ meeting of the Company that will resolve about this matter;

(ii)        to approve the creation of the independent Special Committe referred to in Parecer de Orientação nº 35/08 issued by CVM, to be composed as follows: (i) Ignacio Aller Malo  - member of the Board of Directors; (ii) José Guimarães Monforte - Independent member of the Board of Directors; and (iii)  Antonio Gonçalves de Oliveira - Independent member of the Board of Directors, which all agreed to be a part of the Special Committee, that shall be constituted as from now until the general shareholders’ meeting of the companies that approve the Corporate Restructuring.

(iii)       to define the powers and duties of the Special Committee constituted by the Company, as described, considering that such Special Committee shall, when performing its duties, observe what is stated in Law 6,404/76 as amended, in regard to the fiduciary duties of the administrators, acting in the interest of the Company: (a) to negotiate the exchange ratio of shares to be proposed by the companies involved and to express their opinion regarding the other terms and conditions of the Corporate Restructuring; (b) to analyze the appraisal reports and studies of the financial and juridical assessors of the Company and the proposals of the managements related to the conditions of the Corporate Restructuring, as well as documents that justify such proposals; and (c) to submit its comments and opinions regarding the conditions of the transaction to the Board of Directors.

The Board of Directors will fix the remuneration of the members of the Special Committee, that will be a part of the costs of the transaction. The manifestations and recommendations of the Special Committee regarding the subjects of the Corporate Restructuring to which it shall express its opinion, will be kept in the head office of the Company together with the proposals and other documents related to the Corporate Restructuring and will be presents to the administrators for resolution, “ad referendum” of the general shareholders’ meeting of the Company. The Special Committee can retain external independent assessors to exercise its function, if it deems necessary.

(iv) Finally, the members of the Board of Directors approved that the studies are initiated in regard to the process of merger of Holdings BR as described, and its final terms and conditions shall be submitted to this Board ad referendum the general shareholders’ meeting of the Company that will resolve about this matter.

The managers of the Company were authorized to take all the necessary actions to start the Corporate Restructuring, including in relation to the retention of financial and legal advisors and the submission of the transaction to Anatel.

5.         ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after read and approved, were executed by the members of the Board of Directors and by the Secretary, being registered in the proper corporate book.

SIGNATURES: Luis Miguel Gilpérez López – President of the Board of Directors; Eduardo Fernando Caride, Emilio Gayo Rodriguez, Félix Pablo Ivorra Cano, Ignácio Aller Mallo, Ignacio Cuesta Martin Gil, José Guimarães Monforte, Antonio Gonçalves de Oliveira - members of the Board of Director and Breno Rodrigo Pacheco de Oliveira - Secretary.

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors, held on December 27, 2010 drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the meeting- OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.